Exhibit 10.9
SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL
TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL
HAS BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION,
AND THE REDACTED TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH TWO ASTERISKS (**).
CARBON DIOXIDE SALE AND PURCHASE AGREEMENT
THIS CARBON DIOXIDE SALE AND PURCHASE AGREEMENT (“Agreement”) is made and entered into effective as of the 1st day of July, 2006, by and between ExxonMobil Gas & Power Marketing Company (a division of Exxon Mobil Corporation), as agent for Mobil Producing Texas & New Mexico, Inc. (“Seller”), and Resolute Aneth, LLC (“Buyer”).
WHEREAS, Buyer desires to purchase Carbon Dioxide (as defined below) from Seller for use in enhanced oil recovery projects in southeastern Utah (“Project”); and
WHEREAS, Seller desires to sell Carbon Dioxide to Buyer from Seller’s working interest in the McElmo Dome Carbon Dioxide field in Colorado;
NOW THEREFORE, for and in consideration of the premises and the mutual benefits and covenants herein contained, Buyer and Seller agree as follows:
ARTICLE I DEFINITIONS
1.1 Defined Words and Terms. As used in this Agreement, the following words and terms shall have the meanings indicated:
(a)	“Affiliate” with respect to a Party means any entity that directly or indirectly (through one or more entities) controls, is controlled by, or is under common control with such Party. For the purposes of this definition, the term “control” means the right to cast more than 50% of the votes exercisable at an annual general meeting (or its equivalent) of the entity concerned or, if there are no such rights, ownership of more than 50% of the equity share capital of or other ownership interests in such entity, or the right to direct the policies or operations of such entity.

(b)	“Annual Contract Quantity” or “ACQ” means the total sum of all DCQ for a Contract Year.

(c)	“BCF” means one billion Standard Cubic Feet.

(d)	“Contract Year” means each successive twelve (12) month period during the Term, commencing on the effective date of this Agreement

(e)	“Cortez Pipeline” means the existing pipeline constructed for the transportation of Carbon Dioxide and extending from McElmo Dome to the Delivery Point.

(f)	“Carbon Dioxide” means a substance primarily composed of molecules containing one atom of carbon and two atoms of oxygen and secondarily of the other substances identified in the definition of Quality Specifications.

(g)	“Daily Contract Quantity” or “DCQ” means the volume of Carbon Dioxide specified for each Day during the Term, and shall be 10,000 MCF per day July 1, 2006 through December 31, 2006, and shall be 20,000 MCF per day thereafter.

(h)	“Day” means a period beginning at 7:00 a.m. (Central Standard Time) on a calendar day and ending at 7:00 a.m. (Central Standard Time) on the next succeeding calendar day.

(i)	“Delivered Price” means the amount per MCF payable by Buyer to Seller for Carbon Dioxide sold under this Agreement as set forth in Article 4, which price is exclusive of any royalty or tax reimbursement, if any, paid by Buyer pursuant to Article 7 and 8.

(j)	“Delivery Point(s)” means the flange connection located at the interconnect between the Hovenweep Compression Facility at the McElmo Dome Unit in Delores and Montezuma Counties Colorado, and the McElmo Creek CO2 Pipeline and/or Cortez Pipeline.

(k)	“Effective Date” means the date upon which this Agreement came into force, which is the date specified as such in the preamble of this Agreement.

(l)	“Excess Volume” means volume in excess of Buyer’s nominated volume, as described in Article 3.1.

(m)	“Interest Rate” means the Prime Rate as published in the “Money Rates” column of the Wall Street Journal.

(n)	“MCF” means one thousand Standard Cubic Feet.

(o)	“Measurement Point” means Seller’s Delivery Point(s) located at the flange connection at the interconnect between the Hovenweep Compression Facility at the McElmo Dome Unit in Delores and Montezuma Counties Colorado, and the McElmo Creek CO2 Pipeline and/or Cortez Pipeline.

(p)	“MMCF” means one million Standard Cubic Feet.

(q)	“Month” means a period beginning at 7:00 A.M. (Central Standard Time) on the first day of a calendar month and ending at 7:00 A.M. (Central Standard Time) on the first day of the next succeeding calendar month.

(r)	“Monthly Contract Quantity” or “MCQ” means the total sum of all DCQ for each Month, and shall be the basis for calculating Buyer’s Take or Pay obligation as described in Article 2.2(c).

(s)	“Parties” means the entities described in the preamble to this Agreement, collectively, and “Party” means any of them, individually (and in each case their successors and permitted assigns).

(t)	“Performance Assurance Provider” means a person or entity providing performance assurance in respect of a Party’s obligations under this Agreement in favor of the requiring Party

(u)	“Project” has the meaning ascribed to it in the first “Whereas” clause, above.

(v)	“Psia” means pounds per square inch absolute.

(w)	“Psig” means pounds per square inch gauge.

(x)	“Quality Specifications” means the following specifications for the Carbon Dioxide delivered hereunder:

1 Water. Product shall contain no free water and shall not contain more than thirty (30) pounds of water per 1 MMcf in the vapor phase at 14.65 Psia and 60 degrees Fahrenheit.
2 Total Sulfur. Containing not more than thirty-five (35) parts per million, by weight, of total sulfur.
3 Purity. Comprised of at least ninety-five percent (95%) by volume of CO2.
4 Nitrogen. Containing not more than four percent (4%) by volume of nitrogen.
5 Temperature. Product shall not exceed a temperature of one hundred twenty degrees Fahrenheit (120° F).
6 Hydrogen Sulfide. Product shall not contain more than twenty (20) parts per million, by weight, of hydrogen sulfide.
7 Oxygen. Product shall not contain more than ten (10) parts per million, by weight, of oxygen.
(y)	“Standard Cubic Foot” means the amount of Carbon Dioxide which would occupy one cubic foot of space at a base pressure of 14.73 psia and at a base temperature of 60° Fahrenheit.

(z)	“Term” means the term of this Agreement, as described in Article 6.1.
(aa) “TCQ” or “Total Contract Quantity” means the total sum of all DCQ over the Term of this Agreement, and shall be capped at a maximum of 27.4 BCF; provided, however, that the TCQ may be revised upon mutual agreement of the Parties or as otherwise provided in this Agreement.
(ab) “Controlling Party” means with respect to a Party, any parent company or corporation of such Party or any of the companies constituting such Party that directly or indirectly owns more than fifty per cent (50%) of the shares carrying voting rights of such Party.
ARTICLE 2 — COMMITMENT BY SELLER AND BUYER
2.1 Commitment by Seller
Subject to the terms and conditions of this Agreement, Seller agrees that each Day during the Term it shall sell to Buyer and deliver to the Delivery Point the volume of Carbon Dioxide nominated by Buyer in accordance with Article 5.1, up to the Daily Contract Quantity. Seller’s total volume commitment during the Term shall not exceed the Total Contract Quantity.
2.2 Buyer’s Commitment
Subject to the terms and conditions of this Agreement:
(a)	except for Carbon Dioxide recycled at the McElmo Creek Field, the Ratherford Field, and the Aneth Field during the Project(s), each Day during the Term Buyer shall purchase and receive all of its daily Carbon Dioxide requirements for the Project, up to the DCQ and any Excess Volumes Seller has agreed to supply, from Seller; and

(b)	each Day during the Term Buyer shall purchase from Seller, and receive at the Delivery Point, the volume nominated by Buyer in accordance with Article 5.1 and any Excess Volumes requested by Buyer and agreed to by Seller in accordance with Article 3.1; and

(c)	during each Month of the Term, if Buyer does not purchase at least (**) percent ((**)%) of the MCQ for such Month ((**)% of the MCQ being the “Take or Pay Quantity”), then Buyer shall pay Seller for the volume difference between the Take or Pay Quantity and the volume actually purchased (such difference is hereinafter referred to as “Make-Up Volume”) at the price applicable for such Month. Subject to the terms and conditions herein, Buyer shall have the right to take delivery of Make-Up Volumes for which it has made payment under this Article 2.2(c), provided that (i) Buyer has purchased and received 100% of the ACQ for the Contract Year in which such Make-Up Volume was incurred and (ii) all such Make-Up Volumes are delivered during the Term and (iii) Seller, in its sole judgment, has sufficient volumes to provide Make-Up Volume to Buyer on the Day(s) on which Buyer requests delivery. Promptly after written request from Buyer to Seller for delivery of Make-Up Volumes, Buyer and Seller shall cooperate and use reasonable commercial efforts to schedule delivery of Make-Up Volumes. Seller shall never be obligated to provide any volume that exceeds the DCQ for a Day. It is recognized that Make-Up Volumes result from Buyer’s Take or Pay obligation under this Agreement, and that upon termination or cancellation of this Agreement for any reason, Seller shall have no obligation to provide any Make-Up Volume to Buyer.

The Take or Pay Quantity for each Month shall be reduced proportionally to the extent that (i) Seller does not deliver amounts nominated by Buyer, up to the DCQ, in such Month for any reason other than suspension due to Buyer’s default as provided in Articles 5.4 and 5.5; (ii) Seller delivers Off-Specification Carbon Dioxide that is refused by Buyer as provided in Article 11.3; (iii) Seller or Buyer has planned maintenance, as described in Article 11.20, that results in a reduction of the DCQ during such Month and; (iv) either Party’s performance is suspended due to an event of Force Majeure.
2.3 Other Contracts
Subject to Articles 11.7 and 11.8 (Force Majeure), if Seller is unable to satisfy its daily delivery obligations under all of Seller’s McElmo Dome Carbon Dioxide sales agreements, including this Agreement, Seller shall use commercially reasonable efforts to ratably deliver Carbon Dioxide hereunder on such Day(s), based on the ratio the quantity obligation under this Agreement bears to the total contracted quantity obligations under all of Seller’s McElmo Dome Carbon Dioxide sales agreements. Any volumes delivered ratably by Seller pursuant to this Article 2.4 shall be deemed to satisfy Seller’s obligation to sell Carbon Dioxide to Buyer on such Day(s), and Seller shall have no liability to Buyer for any undelivered volumes. Buyer’s Take or Pay Quantity shall be reduced proportionally, and the DCQ for such Day shall be deemed to be the actual quantity delivered by Seller. Seller agrees to provide notice to Buyer within a reasonable time after Seller has determined that it will make ratable deliveries as described in this Article 2.4, specifying to the extent practicable the ratable volume to be delivered to Buyer on the affected
Day(s).

ARTICLE 3 — VOLUMES IN EXCESS OF NOMINATIONS
3.1 Volumes in Excess of Nominations
If Buyer determines that it requires more Carbon Dioxide for the Project(s) than Buyer has nominated for any Day during a Month, Buyer may make a written request to Seller for delivery of such Excess Volumes, including volumes in excess of the Daily Contract Quantity. Seller shall have the right, but not the obligation to supply all or any portion of such volumes requested by Buyer, provided that (i) within (2) business days after such request is made Seller confirms in writing the amount (if any) of Excess Volume it agrees to deliver and (ii) Seller can make such deliveries within Buyer’s requested delivery schedule. All Excess Volumes supplied pursuant to this Article 3.1 shall be on an interruptible basis and volumes actually delivered shall be counted toward the TCQ.
3.2 Other Sources
If (i) Buyer has made a request for Excess Volumes as provided in Article 3.1 and Seller elects not to supply such Excess Volumes or elects to supply only a portion of such Excess Volumes for a Day(s), or (ii) Seller notifies Buyer of its intention to make ratable deliveries as described in Article 2.3 for a Day(s), then Buyer shall be entitled to contract for such additional volumes of Carbon Dioxide on the Day(s) so affected from other sources as Buyer deems necessary, in Buyer’s sole discretion.
ARTICLE 4 — PRICE
4.1 Delivered Price
The price to be paid by Buyer for all volumes purchased shall be calculated on a Monthly basis, and shall be (**)% of the average of West Texas Intermediate Crude (the average of the first posting of the Month as posted by ExxonMobil, Chevron, and Conoco Phillips) for such Month.
ARTICLE 5 — NOMINATION PROCEDURE AND ACCOUNTING
5.1 Nomination by Buyer
No later than five (5) Days prior to the beginning of each Month, Buyer shall provide Seller with written notice of Buyer’s nominations for each Day of such Month. Such nomination shall specify daily deliveries at uniform rates not in excess of the applicable Daily Contract Quantity, unless otherwise agreed in advance by Seller. If Buyer fails to provide such nomination within the prescribed period, Buyer’s nomination shall be deemed to be the quantities which were nominated during the immediately preceding Month. Buyer shall use its best efforts to submit nominations which accurately reflect Buyer’s anticipated daily requirements.

5.2	Monthly Statements

Seller shall install, operate and maintain, or cause to be installed, operated and maintained, measurement facilities to be used to measure all volumes delivered and purchased hereunder. No later than the fifteenth (15th) business day of the Month following the Month of delivery, Seller shall furnish Buyer a monthly statement specifying the total volume of Carbon Dioxide delivered and purchased hereunder during the preceding Month and the amount due for such volume. Business day is defined as not including Saturdays, Sundays, or holidays.

5.3	Auditing

Each Party shall have the right during reasonable business hours to examine the books, records, and measurement documents of the other Party to the extent necessary to verify the accuracy of any statement, payment, calculation, or determination made pursuant to the provisions of this Agreement for any calendar year within two (2) calendar years following the end of such calendar year. If any such examination shall reveal, or if either Party shall discover any error or inaccuracy in its own or the other Party’s statement, payment, calculation, or determination, then proper adjustment and correction thereof shall be made as promptly as practicable thereafter. Each party further agrees to retain the books, records and measurement documents for the above-stated period of time.

5.4	Payments

On or before (i) the twenty-fifth (25th) day of a Month in which the monthly statement is issued or (ii) ten (10) Days after Buyer’s receipt of such monthly statement, whichever is later, the Buyer shall pay to Seller the amount due under such monthly statement. Payment shall be made by wire transfer to the bank accounts as designated by Seller, without any discount associated with the transfer of moneys and at the expense of the Buyer, except that any expenses charged by the Seller’s bank with respect to such payments shall be borne by the Seller.
Seller’s designation of a bank account shall remain in effect during the Term unless changed by written notice to Buyer signed by a duly authorized representative of Seller.

If the Buyer fails to make payment of any sum due hereunder which is not the subject of a bona fide dispute, interest thereon shall accrue at an annualized rate equivalent to the Interest Rate plus three per cent (3%) (compounded monthly) from the date when such payment was due until payment is made in full.

When any amount included within a monthly statement is the subject of a bona fide dispute, the Buyer shall immediately notify the Seller in writing of the amount in dispute and the reasons therefor. The undisputed portion shall promptly be paid and after settlement of the dispute any amount agreed, adjudged or determined to be due shall be included in the next monthly statement to be rendered hereunder together with interest thereon at an annualized rate equivalent to the Interest Rate plus one per cent (1%) (compounded monthly) from the date when such payment would, in the absence of a dispute, have been payable until payment is made. If the dispute is later determined not to be bona fide, interest shall instead accrue at an annualized rate equivalent to the Interest Rate plus three per cent (3%) (compounded monthly) from the date when such payment would, in absence of a dispute, have been payable.

If the Buyer fails to pay any sum due hereunder which is not the subject of a bona fide payment dispute, the Seller may, immediately on giving notice to the Buyer of its intention to do so, suspend delivery of Carbon Dioxide hereunder until payment is duly made; provided, however, that a suspension effected by the Seller in accordance with the provisions of this Article 5.4 shall not, in any circumstances, relieve the Buyer of its accrued obligations under this Agreement, or entitle the Buyer to any form of deduction from the Take-or-Pay Quantity as described in Article 2.2.

If Buyer fails to pay any sum due hereunder which is not the subject of a bona fide payment dispute within thirty (30) days after the due date thereof, then the Seller shall have the right, at the Seller’s sole election, to cancel this Agreement, and such cancellation shall become effective upon the date specified in such notice. The Seller’s right to cancel this Agreement shall be conditioned upon the Seller having provided the Buyer a minimum fourteen (14) days notice, which notice may be sent at any time after the due date; provided, however, that regardless of the timing of the notice the Seller shall not have the right to cancel this Agreement any sooner than 31 days after the payment due date. Such cancellation shall be without prejudice to any other rights and remedies that accrued to each Party prior to cancellation, including but not limited to the right of a Party to receive payment for all claims which arose or accrued prior to such cancellation.

Payment may be made by Buyer before the Payment Date for either of the following two reasons: (a) Buyer may pay any invoice prior to the due date in order to avoid incurring additional fees under an outstanding letter of credit securing the payment of such invoice, or (b) Buyer may pay any invoice prior to the Payment Date in order to maintain Buyer’s outstanding credit exposure to Seller below pre-approved credit limits set by Seller so that Buyer may avoid exceeding those limits and being obligated to provide a letter of credit to Seller pursuant to its contractual obligations.

As a condition of this Agreement, when Buyer is purchasing CO2 pursuant to this Agreement on secured terms, Buyer shall provide to Seller by noon central time on the Business Day prior to volume flow during the delivery period, a Letter of Credit from a bank acceptable to ExxonMobil Gas and Power Marketing Company of sufficient term and amount to guarantee payment by Buyer for the sale of CO2 to Buyer provided hereinabove, and in a form and amount acceptable to Seller, in Seller’s sole discretion. If, during the Month CO2 prices payable hereunder either increase or decrease from the price estimate upon which the initial Letter of Credit, or any subsequent revision thereof, was based; or the CO2 quantity deliverable hereunder exceeds the quantity estimate upon which the initial Letter of Credit or any subsequent revision thereof, was based; or Buyer’s ability to make payment is otherwise adversely affected, then in addition to the rights and remedies provided to Seller in Article 5.5 Change in Financial Circumstances, Seller shall have the right to demand that upon Seller’s notification to Buyer, Buyer shall provide a revised Letter of Credit acceptable to Seller in Seller’s sole discretion. If Seller does not receive such acceptable revised Letter of Credit within thirty six (36) hours of Seller’s request to Buyer, Seller shall have the right to suspend deliveries of CO2 hereunder until such time as Seller has received a Letter of Credit satisfactory to Seller, and/or immediately terminate this Contract upon written notice to Buyer. The rights and remedies provided to Seller in the paragraph are not exclusive of, but are in addition to any rights and remedies provided to Seller in Section 5.5 Change of Financial Circumstances in this Agreement.

5.5	Change of Financial Circumstances

If at any time within the Term there is a change in the financial resources of the Buyer or its Performance Assurance Provider which gives Seller reasonable grounds for believing that Buyer has ceased to have the financial resources to meet its obligations contained in this Agreement, the Seller may give Notice to the Buyer stating its grounds for insecurity with respect to the Buyer’s performance, and requesting adequate assurances of performance in a form acceptable to Seller.

In the event the Buyer does not provide adequate assurances of performance within three (3) business days following receipt of Notice, the Seller may suspend or reduce deliveries under this Agreement with immediate effect until such time as the Buyer provides such adequate assurance of performance, including financial assurances if reasonably requested by the Seller. In the event the Buyer is unable or unwilling to provide adequate assurance of performance satisfactory to the Seller within thirty (30) days of receipt of the Seller’s Notice, the Seller shall have the right to cancel this Agreement with immediate effect upon providing notice of such cancellation to Buyer. Such cancellation shall be without prejudice to any other rights and remedies that accrued to each Party prior to cancellation, including but not limited to the right of a Party to receive payment for all claims which arose or accrued prior to such cancellation.

Seller shall have the right to terminate this Agreement immediately, by giving written Notice, in the event Buyer, its Controlling Party, or its Performance Assurance Provider:
1.	files a voluntary application in or for liquidation, receivership or bankruptcy;

2.	has an involuntary petition in bankruptcy filed against it;

3.	is finally and validly declared and adjudged to be liquidated, bankrupt or insolvent;

4.	is subject to a resolution passed by its members for the purposes of placing it in voluntary administration;

5.	is subject to an order by any court of competent jurisdiction for its winding up;

6.	is the subject of an appointment of a receiver or receiver and manager or like officer of the whole or any part of its assets;

7.	has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets; and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within fifteen (15) days thereafter;

8.	is the subject of an appointment of an administrator, official manager or like officer in circumstances where Buyer, Buyer’s Controlling Party or Buyer’s Performance Assurance Provider is or is likely to become insolvent; or

9.	enters into a scheme of arrangement with its creditors or any of them, provided that the foregoing shall not include any voluntary proceeding for the purpose of amalgamation, reconstruction or reorganization nor taken at the request or to meet the requirements of the Buyer, Buyer’s Controlling Party’s or Buyer’s Performance Assurance Provider’s creditors.

ARTICLE 6 — TERM
6.1	Term

This Agreement shall become effective July 1st, 2006 and, subject to termination or cancellation as otherwise provided herein, shall have a term of 4 years through June 30, 2010, or until the TCQ has been delivered and purchased, whichever is earlier. If at the end of the Term of this agreement, Buyer has an accrued take-or-pay liability for volume not taken but paid for, this agreement shall automatically be extended for another six (6) months. During that period, Buyer shall have the right to nominate a daily volume from Seller equal to the accrued liability volume divided by 180. The volume delivered during the six (6) month extension period will be for the exclusive purpose of taking the accrued liability volume. However, the daily nominated volume during the extension period shall never be more than 20,000 MCFD.

6.2	Force Majeure Termination

If an event of Force Majeure affects deliveries by Seller or receipts by Buyer for a consecutive period of one hundred twenty (120) Days or more, then, at any time after such period has elapsed but prior to the time such event has been remedied, the Party not claiming Force Majeure may terminate this Agreement by giving thirty (30) days written notice to the other Party.
ARTICLE 7 — ROYALTY
7.1	Payment of Royalty

Seller shall pay or cause to be paid all royalties due to royalty owners for the Carbon Dioxide delivered hereunder.

7.2	Royalty Reimbursement

If, due to circumstances not within Seller’s control or pursuant to the terms of a good faith settlement of a royalty dispute, Seller is required to pay excess royalty (royalty based on a value higher than the price paid by Buyer for Carbon Dioxide delivered by Seller under this Agreement) to any royalty owner including the United States of America, the State of Colorado and any overriding royalty owner, with respect to Carbon Dioxide delivered by Seller under this Agreement, Buyer shall reimburse Seller fifty percent (50%) of the amount of such excess royalty. Seller must notify Buyer of a potential claim or bring its claim to Buyer within three (3) years of the date the Carbon Dioxide delivery in question was made. Seller represents that as of the date of this Agreement, Seller has not received a royalty assessment requiring the payment of excess royalty and is not aware of any royalty underpayment claim against it involving the Carbon Dioxide.

For the purposes of this Article 7.2, “excess royalty” as it applies to royalty paid the United States of America shall be the royalty paid in excess of the royalty calculated pursuant to any methodology in use by the Minerals Management Service as of the date of this Agreement based on the statutes, regulations and leases in effect on the date of this Agreement.

ARTICLE 8 — TAXES
8.1	Payment of Taxes

Subject to the reimbursement provisions of Articles 8.2 and 8.3, Seller shall pay or cause to be paid all taxes and assessments imposed on Seller with respect to the Carbon Dioxide delivered by Seller under this Agreement prior to its delivery to Buyer at the Delivery Point.

Buyer shall pay or cause to be paid all taxes and assessments imposed on Buyer with respect to the Carbon Dioxide delivered hereunder after its receipt by Buyer at the Delivery Point, including, but not limited to, sales taxes imposed by the State of Texas and any county, municipality or other governmental authority located therein. Neither Party shall be responsible or liable for any taxes nor other statutory charges levied or assessed against any of the facilities of the other Party used for the purpose of carrying out the provisions of this Agreement.

8.2	Reimbursement of Sales Taxes

Buyer shall reimburse Seller for one hundred percent (100%) of all sales or use taxes paid by Seller which may be imposed or assessed currently or hereafter with respect to the transaction between Buyer and Seller which is the subject of this Agreement unless Buyer has previously furnished Seller with a valid exemption certificate for such taxes.

8.3	Reimbursement of Certain Other Taxes

Buyer shall, subject to the conditions hereinafter specified, reimburse Seller for fifty percent (50%) of any new, increased or additional tax paid by Seller which is attributable to the deliveries of Carbon Dioxide made by Seller under this Agreement. The term “new, increased or additional tax” shall mean production and severance taxes, taxes based on extraction of Carbon Dioxide from the ground, ad valorem taxes calculated on the basis of production or sales of Carbon Dioxide, taxes based on gathering or transportation occurring up to the Delivery Point, and any other tax, assessment, or fee of a similar nature or equivalent in effect levied, assessed, or fixed by governmental authority for which Seller may be liable in addition to or greater than those in effect on July 1, 2006. For purposes of this Article 8.3, the term “new, increased or additional tax” shall not include any income, excess profit, capital stock, or excise tax, any sales or use tax which is covered under Article 8.2, and any ad valorem or general property tax (to the extent such ad valorem or general property tax may be assessed on or attributable to the value of surface and subsurface production equipment and manufacturing and transmission facilities utilized by Seller to deliver Carbon Dioxide hereunder). Seller must bring its claim for such Tax Reimbursement within one (1) year of the date of delivery of the Carbon Dioxide at issue.
ARTICLE 9 — PASSAGE OF TITLE, RATE AND PRESSURE
9.1	Passage of Title

Title to, risk of loss of or damage to, liability for injury of damage caused by, and ownership of all Carbon Dioxide delivered hereunder shall pass to and vest in Buyer at the Delivery Point.

9.2	Constant Deliveries

To the best of their abilities, Seller shall deliver and Buyer shall accept Carbon Dioxide hereunder at a daily rate which is as reasonably constant as is practicable.

9.3	Delivery Pressure

Seller shall cause the delivery of Carbon Dioxide hereunder at the pressure prevailing from time to time in the Cortez Pipeline, and at a pressure sufficient to enter the McElmo Creek Pipeline. However, Seller shall not be required to deliver Carbon Dioxide at a pressure exceeding 1900 psig.
ARTICLE 10 — MEASUREMENT AND COMPUTATION OF VOLUMES
10.1	Measurement Point

The Carbon Dioxide delivered hereunder shall be measured and/or allocated at the Delivery Point.

10.2	Procedure

Measurement of Carbon Dioxide shall be determined on the basis of pound-mass quantities, which shall be converted to Standard Cubic Feet quantities. The molecular weight of the metered stream of Carbon Dioxide, calculated from compositional analyses, shall be the basis for conversion of pound-mass measurement units to Standard Cubic Feet. The compressibility factor of the Carbon Dioxide shall be determined in accordance with the Gas Processors Association Standard 2172, Revision 1986, with any subsequent amendments, revisions and additions which are mutually acceptable to Seller and Buyer.

10.3	Meter Stations

At or near the Measurement Point, Seller or its representative shall ensure that a measuring station for purposes of determining the volume of Carbon Dioxide purchased and received hereunder is constructed, installed, operated, and maintained at Seller’s risk, cost and expense in accurate working order. The station shall be equipped in accordance with the standards referenced in Article 10.5 and shall initially consist of orifice meters, an on-line recording thermometer, and a flow computer for real-time calculation of metered flow.

10.4	Atmospheric Pressure

The atmospheric pressure at the Delivery Point shall be deemed to be 14.65 psia at sea level corrected to actual elevation.

10.5	Meter Standards

The Carbon Dioxide delivered hereunder shall be measured with orifice meters constructed, installed, operated, and maintained by Seller or its representative at Seller’s risk, cost and expense and whose computations of pound-mass are made in accordance with the September 1985 compilation of standards in the American Petroleum Institute, Manual of Petroleum Measurement Standards, Chapter 14, Section 3 (ANSI/API 2530), with any subsequent amendments, revisions, and additions which may be mutually acceptable to Seller and Buyer.

10.6	Temperature

The temperature of the Carbon Dioxide shall be determined by an on-line recording thermometer so installed that it will sense the temperature of the Carbon Dioxide flowing through the meters.

10.7	Meter Tests

Seller shall ensure that the measuring equipment is accurate and in repair, and that such periodic tests as Seller may deem necessary are made, at least once each calendar quarter. Seller agrees to ensure that Buyer is given reasonable notice of each such test of the measuring equipment in order that, if Buyer desires, Buyer may have its representative present to witness such tests. Such representative shall comply with all relevant site access policies and agreements. If, upon any test, any measuring equipment is found to be inaccurate, such equipment shall be recalibrated, and, to the extent that it affects the aggregate measurement accuracy by an amount exceeding two percent (2%), registrations thereof shall be corrected for a period extending back to the time such inaccuracy occurred, if such time is ascertainable, and, if not ascertainable, then back one-half of the time elapsed since the last date of calibration; provided no retroactive correction shall be made for recorded inaccuracies of less than two percent (2%) in the aggregate. Either party may request special or additional tests of the measuring equipment at the requesting party’s’ sole expense.

10.8	Meter Out of Service

If, for any reason, any meter is out of service or out of repair so that the amount of Carbon Dioxide delivered cannot be ascertained or computed from the readings thereof or corrected under Article 10.8, the Carbon Dioxide delivered during the period such meter is out of service or out of repair shall be estimated and agreed upon by the parties upon the basis of the best data available, using the first listed of the following methods which is feasible:
(a)	by using the registration of any check meter, if installed and accurately registering;

(b)	by correcting the error if the percentage of error is ascertainable by calibration, test, or mathematical calculation;

(c)	by using other meters on the McElmo Creek CO2 Pipeline to calculate such an estimate by use of material balance;

(d)	by estimating the quantity delivered on the basis of deliveries during preceding periods under similar conditions when the meter was registering accurately.

ARTICLE 11 — MISCELLANEOUS
11.1	Warranty of Title

Notwithstanding anything herein to the contrary, at its sole option Seller may from time to time and at any time deliver to Buyer, in lieu of Carbon Dioxide owned by Seller, Carbon Dioxide which is attributable to other working interest owners owning Carbon Dioxide which is produced at McElmo Dome. As between the Parties, any such Carbon Dioxide delivered to Buyer shall be deemed Carbon Dioxide purchased by Buyer from Seller under this Agreement. Seller warrants that it has the right to control and to dispose of all Carbon Dioxide delivered to Buyer under this Agreement and shall indemnify Buyer against all damages, costs, losses and expenses arising from or out of adverse claims of ownership in or to such Carbon Dioxide and/or sales proceeds, royalties or charges thereon.

11.2	Disclaimer of Certain Warranties

EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE 11.1, SELLER MAKES NO WARRANTIES OF ANY KIND OR CHARACTER EITHER EXPRESS OR IMPLIED UNDER THIS AGREEMENT. SELLER EXPRESSLY DISCLAIMS ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE EITHER EXPRESS OR IMPLIED WITH RESPECT TO THE CARBON DIOXIDE DELIVERED HEREUNDER.

11.3	Failure of Carbon Dioxide to Meet Quality Specifications
(a)	In the event that either Party becomes aware that Carbon Dioxide actually delivered or expected to be delivered by Seller to the Delivery Point does not meet Quality Specifications, such Party shall promptly notify the other Party. Buyer, upon prompt written notice to Seller, shall have the right to refuse to accept delivery of off-specification Carbon Dioxide in whole or part and Seller, upon receipt of such notice, shall reduce or cease deliveries of Carbon Dioxide in accordance with Buyer’s instructions. Buyer shall also have the right to waive objection to such deliveries and to continue to accept and receive such Carbon Dioxide. Buyer’s failure to provide the above described notice to Seller within forty-eight (48) hours of the first delivery of such off-specification Carbon Dioxide shall be deemed an election by Buyer to waive its right to refuse or reduce delivery.

(b)	If Seller has reduced or ceased deliveries hereunder in response to a notice from Buyer as Provided in Article 11.3(a), Seller shall have the right to elect, by written notice to Buyer given within sixty (60) Days after receipt of Buyer’s notice to cease or reduce deliveries, to cure the cause of such failure, and, if Seller so elects, Seller shall proceed with all due diligence, to timely effect such cure. If Seller does not so elect within such period or Seller elects but does not thereafter satisfactorily cure such failure within thirty (30) Days of delivery to Buyer of notice of its election to cure, then Buyer, upon written notice to Seller, shall have the right to either (i) adjust the DCQ downward, or (ii) cancel this Agreement without further liability except for previously accrued obligations, or (iii) permanently waive the nonconformity to the quality specifications.

(c)	Buyer’s elections under Article 11.3(b) to adjust the DCQ, cancel the Agreement or waive the nonconformity to the quality specifications shall be Buyer’s sole and exclusive remedy for failure of the Carbon Dioxide to meet such Quality Specifications and Buyer waives all other rights or remedies at law or in equity. Seller shall not be liable for any claim, loss, damages, expense or cost of any nature arising from the delivery of off-specification Carbon Dioxide accepted by Buyer without timely objection. This Article 11.4 shall survive termination or cancellation of this Agreement.
11.4	Limitation of Liability and General Indemnities
(a)	Except as expressly provided herein and subject to Article 11.4(b), each Party shall indemnify, defend and hold the other Party harmless from claims, demands and causes of action asserted against the other Party by any other persons (including employees of either Party) for personal injury, loss of or damages to property, or for alleged violations of law resulting directly from:
1.	the gross negligence, willful misconduct or negligent acts or omissions of the indemnifying Party; and

2.	any act, omission or accident occurring while title to and risk of the Carbon Dioxide is vested in the indemnifying Party, except to the extent such damages, claims, demands, proceedings and causes of action are caused by the other Party; provided that where personal injury, death or loss of or damage to property is the result of joint negligence or misconduct of the Parties, the Parties expressly agree to indemnify each other in the proportion to their respective share of such joint negligence or misconduct.
(b)	Notwithstanding anything to the contrary in this Agreement, any remedies or damages arising from a breach of this Agreement by either Seller or Buyer shall be limited to actual direct and foreseeable costs, losses, or damages caused by or resulting from the breach and incurred by the Party claiming damages. No Party shall be liable to any other Party for any loss of profit or anticipated profit, business interruption, loss of revenue, loss of use, loss of contract, loss of good will, increased cost of working or loss of business opportunity, nor for any indirect loss, consequential loss, or exemplary damages suffered by a Party or any other person, all or any part of which arise out of or relate to this Agreement or the performance or breach of this Agreement, or to any act or omission related to this Agreement, whether in contract, warranty, tort (including but not limited to Gross Negligence and Willful Misconduct), strict liability, or any other theory in contract, law, or equity. For the purposes of this Agreement, “direct costs, losses, or damages” shall not include any cost, expense, loss, award or damage suffered or incurred by a Party in respect of any actions, proceedings, claims, or demands made against that Party by any of its customers or any other Third Party.

(c)	If, for reasons other than Force Majuere, Seller fails to deliver the volumes nominated by Buyer for a period of 30 consecutive Days Buyer shall have the right to cancel this Agreement by so notifying Seller in writing. Such election to cancel this Agreement shall be Buyer’s sole and exclusive remedy and Buyer waives all other rights and remedies at law or equity.
11.5	Choice of Law

This Agreement shall be governed by and construed under the laws of the State of Texas, excluding any choice of law that would refer a matter to another jurisdiction.

11.7.	Force Majeure

Force Majeure means acts of God, strikes, lockouts, or other industrial disturbances, acts of the public enemy, wars, insurrections, riots, lightning, earthquakes, fires, storms, floods, sabotage, acts of terrorism, embargoes or other import or export restrictions, civil disturbances, explosions, breakage or accident to machinery, equipment or lines of pipe, reservoir failure, the necessity or desirability for making repairs or alterations of or performing routine maintenance of machinery, any laws, orders, rules, regulations, acts, or restraints of or delays caused by any government body or authority, civil or military, and any other cause or causes, whether of the kind herein enumerated or otherwise, not reasonably within the control of the Party claiming suspension and which by the exercise of due diligence such Party is unable, wholly or in part, to prevent or overcome. Such term shall likewise include (a) in those instances where either Party hereto is required to obtain servitudes, right-of-way grants, permits or licenses to enable such Party to perform hereunder, the inability of such Party in acquiring, at reasonable cost and after the exercise of reasonable diligence, such servitudes, right-of-way grants, permits, or licenses, and (b) in those instances where either Party hereto is required to furnish materials and supplies for the purpose of constructing or maintaining facilities or is required to secure permits or permissions from any governmental agency to enable such Party to perform hereunder, the inability of such Party to acquire, or the delays on the part of such Party in acquiring, at reasonable cost and after the exercise of reasonable diligence, such materials and supplies, permits and permissions, or (c) in the event either Party is required to secure permits or permissions from any governmental agency or is required by any governmental agency to modify or add facilities, the, cost of such permits, permissions, modifications, or additions render uneconomic the operation of McElmo Dome, Cortez Pipeline, or the Garza Field and results in the cessation of such operation.

11.8.	Force Majeure Notification and Affect

In the event of any Party being rendered unable, wholly or in part, by Force Majeure to carry out its obligations under this Agreement, such Party shall give notice and reasonably full particulars of such Force Majeure in writing or by facsimile to the other Party within a reasonable time after the occurrence of the Force Majeure event; provided, however, that this Force Majeure provision shall take effect as of the moment the Force Majeure event occurs. The obligations of the Party claiming Force Majeure, so far as they are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused, but for no longer period, and such cause shall so far as possible be remedied with all reasonable dispatch; provided any obligation of Buyer to make payments for Carbon Dioxide theretofore delivered hereunder shall not be suspended. The Term of this Agreement shall not be extended due to Force Majeure, and the DCQ shall be adjusted proportionally to reflect all volumes that are not delivered or purchased as a result of Force Majeure.

Solely for the purpose of Force Majeure under this Agreement, Seller’s facilities shall be deemed to consist of McElmo Dome (CO2 production field) and associated production facilities and the Cortez Pipeline and appurtenant equipment. Buyer’s facilities shall be deemed to consist of the McElmo Creek Field, the Aneth Field, the Ratherford Field, McElmo Creek Field

CO2 recycle system, the Aneth Field CO2 recycle system, the Ratherford Field CO2 recycle system, the McElmo Creek CO2 Pipeline, and the Aneth, McElmo Creek, and Ratherford Field water injection and disposal systems..

11.9	Assignment

Except as expressly provided in this Article 11.9, the rights or obligations of a Party hereunder shall not be transferred or assigned without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Each Party shall have the right to assign its rights or obligations hereunder an Affiliate of such party upon notice to the other, provided that the assigning party shall remain jointly and severally liable with the assignee for all obligations so assigned. All of the terms and conditions of this Agreement shall extend to and be binding upon the respective successors and assigns of the parties hereto.

11.10	Notices

All notices, statements, and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been given effectively when deposited in the United States Mail, postage prepaid, sent by mutually acceptable electronic means, delivered by Western Union telegraph or courier service with charges prepaid, or transmitted by a facsimile transmission device (telecopier), as the case may be, and addressed as follows:

Buyer:	Seller:
Resolute Aneth, LLC	ExxonMobil Gas & Power Marketing Company
320 South Boston Ave., Suite 840	P.O. Box 2180
Tulsa, OK 74103	Houston, Texas 77002-2180
Attention: James L. Kincaid, Jr.	Attention: Manager - CO2 Business
Telephone: 918-388-9444	Telephone: (713) 656-9369
Telecopier: 918-388-9500	Telecopier: (713) 656-3054
or, to such other address as a Party shall hereafter direct by written notice to the other Party from time to time. If an emergency affects significantly the ability of a party to perform under this Agreement, such Party shall notify the other Party by telephone or in person as soon as possible of the consequences and anticipated duration of such emergency and confirm such notification in writing as soon thereafter as is practicable.
11.11	Waiver
(a)	No waiver by or on behalf of a Party for any breach of a provision of this Agreement or failure to require performance of any obligation arising under this Agreement shall occur unless expressed in writing, duly executed and delivered by the waiving Party in accordance with the notice provisions of this Agreement.

(b)	No waiver by either Party shall operate or be construed as a waiver in respect of any failure or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.

(c)	No failure to exercise or delay in exercising any right or remedy arising from this Agreement shall operate or be construed as a waiver of such right or remedy.
11.12	Headings

The topical headings and table of contents used herein are inserted for convenience only and shall not be construed as having any substantive significance or meaning whatsoever or as indicating that all of the provisions of this Agreement relating to any particular topic or to be found in any particular section.

11.13	Right of Ingress and Egress

Buyer hereby grants unto Seller, to the extent it has a right to do so, full right of ingress or egress across properties of Buyer (or those of a third party, if applicable) for purposes of carrying out its obligations under this Agreement.

11.14	Compliance with Laws and Regulations

This Agreement shall be subject to all valid and applicable laws, orders, rules, and regulations of any duly constituted governmental authority or body having jurisdiction hereof; but nothing contained herein shall be construed as a waiver by either party of any right to question or contest to final conclusion any such law, order, rule, or regulation in any forum having jurisdiction in the premises.

It is recognized that it may be necessary for Seller and/or Buyer to make certain filings with federal or state regulatory authorities with respect to the sale and purchase of Carbon Dioxide hereunder. Each Party hereto agrees to file promptly with the applicable regulatory authority and to prosecute diligently to final conclusion all such required applications, notices, or reports. In the performance of this Agreement, the Parties hereto shall not engage in any conduct or practice which violates any applicable law, order, or regulation prohibiting discrimination against any person by reason of race, color, religion, national origin, sex, or age.

If this is an Agreement subject to the rules and regulations approved by the Secretary of Labor under Executive Order 11246, as amended to date, the provisions of that Executive Order and the implementing rules and regulations of the Secretary of Labor are by reference hereby incorporated in and made a part of this Agreement.

If this is a Agreement subject to the Affirmative Action Regulations with respect to Disabled or Vietnam Era Veterans, regulations contained in the United States Code of Federal Regulations (41 CFR §60-741.1 et seq. and 41 CFR §60-250.1 et seq.) are by reference hereby incorporated in and made a part of this Agreement.

11.15	Business Practices

All invoices, financial statements, reports, billings, and other documents which either Party keeps or provides to the other Party shall be complete and accurate and shall properly reflect the facts about all activities and transactions to which they relate. Each Party represents that the other Party may rely on such documents for all purposes. In the event a Party becomes aware of any failure to comply with the requirements of this Paragraph, it shall promptly notify the other Party and correct the failure at no additional cost to the other Party. At the request of either Party, the other Party shall review with such Party its business control standards, procedures, and practices, including without limitation, those related to the placement and administration of purchase orders and subcontracts and those related to the activities of its employees and agents in their relations with such Party’s employees, agents, and representatives, and with third parties. However, in no event shall either party be given access to information that does not relate to the rights of a Party under this Agreement. If requested by Seller, Buyer shall provide annual, audited financial statements to Seller.

Both Parties shall exercise reasonable care and diligence to prevent any actions or conditions which could result in a conflict with the other Party’s best interests. This obligation shall apply to the activities of the employees, and their families, of Seller, Buyer, vendors, subcontractors and third parties arising under this Agreement and work performed hereunder. Each Party’s efforts shall include, but not be limited to, establishing precautions to prevent its employees or agents from making, receiving, providing, or offering substantial gifts, entertainment, payments, loans, or other considerations for the purpose of influencing individuals to act contrary to the other Party’s best interest.

11.16	Dispute Resolution

Excluding Section 5.5 Change of Financial Circumstances, if a dispute arises out of or is in any way related to the Agreement, or the breach thereof, and if the dispute cannot be settled through negotiation, thereafter, any remaining unresolved controversy or claim arising out of or relating to this Agreement or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Association Rules of the American Arbitration Association, (the “AAA RULES”), and judgment upon the award rendered by the Arbitrator(s) may be entered in any court having jurisdiction. The arbitration shall be governed by the Texas General Arbitration Act, V.T.C.A., Civil Practice and Remedies Code §§ 171.001 et seq. (the “Texas General Arbitration Act”), and judgment upon the award of the arbitrator may be entered by any court having jurisdiction thereof. If there is any conflict between the provisions of this Section 11.16 and the AAA Rules and/or the Texas General Arbitration Act, the provisions of this Section shall control the rights and obligations of the Parties.

This Arbitration shall take the form of “baseball” arbitration in which Buyer and Seller shall each simultaneously submit to the arbitration board written proposals to resolve the dispute. The arbitration board must select either Buyer’s or Seller’s proposal.

Either Buyer or Seller may institute arbitration by written request, which request shall also name one (1) arbitrator. The Party receiving such Notice, shall, by Notice to the other within thirty (30) Days thereafter, name the second arbitrator, or, failing to do so, the Party giving Notice of submission shall name the second. Within ten (10) Days following designation of the second arbitrator, each Party will provide the two arbitrators with a list of five names for the third arbitrator. If there are three or more common names, each Party may strike in turn, one common name, until one or two remain. If there are two common names on the list, the third arbitrator will be determined from between the common names by coin flip. If there is only one common name, that person shall be the third arbitrator. If there are no common names on the list, and if neither Party agrees to a name on the other Party’s list, each Party will choose two names from the other Party’s list and each Party will choose two names from the Center for

Public Resources National Panel of Arbitrators. The Parties will alternate strikes (with a coin flip determining which Party has the first strike) until two names remain with the third arbitrator then determined from those two remaining names by coin flip.

The arbitrators selected to act hereunder shall be qualified by education, experience, and training to decide upon the particular question in dispute, and shall not be an employee or former employee of either Party or an affiliate of either Party. The arbitrators shall be bound in their deliberations and decisions by the parameters set forth in this Agreement. The arbitrators so appointed, after giving the Parties due Notice of hearing and responsible opportunity to be heard, shall promptly hear and determine the question submitted and shall render their decisions within one hundred twenty (120) Days after the appointment of the third arbitrator. The decision of the arbitrators, or of a majority thereof, made in writing, shall be final and binding upon the Parties hereto as to the questions submitted, and the Parties will abide by and comply with such decisions. The decision of the Arbitrators shall not be appealable except for claims of actual fraud. Each Party shall bear the expense of its arbitrator, and the expenses of the third arbitrator shall be borne equally by Buyer and Seller. The arbitration shall be held in Houston, Texas. The laws of the State of Texas including the Rules of Evidence shall be applicable to all submissive and procedural issues.

11.17	Severability Clause

If any provision (or part thereof) of this Agreement is or becomes unlawful or void, the legality, validity, or enforceability of any other part of that provision or any other provision of this Agreement shall not be affected, but shall continue in force and effect. The unlawful or void provision shall be deleted from this Agreement by written consent of the Parties or final court order, but only to the extent of any invalidity so as to preserve the Agreement to the maximum extent.

11.18	Entire Agreement

This Agreement, including its exhibits, contains the entire agreement between the Parties and supersedes all prior or contemporaneous discussions, negotiations, representations, or agreements relating to the subject matter herein.

11.19	Confidentiality

Except as required by law, regulation or order of governmental authority, Seller and Buyer shall keep and maintain this Agreement and all the terms and provisions hereof in confidence for the term of the Agreement and will not transmit, reveal, disclose or otherwise communicate the substance or any of the terms or provisions of this Agreement to any other person not an employee, officer, director, attorney, partner, working interest owner, agent or contractor of Seller or Buyer, provided that Seller may make such disclosures as may be required in its lease agreements with royalty owners and taxing authorities or any litigation or arbitration concerning Carbon Dioxide prices. The terms of this Agreement may be disclosed in any litigation or arbitration involving this Agreement and to the Affiliates (and their respective agents, employees, officers, directors and attorneys), investors, auditors, counsel, lenders or potential lenders, and other professional advisors, and agents or contractors of Seller or Buyer, or potential purchasers of Buyer’s properties in which Carbon Dioxide is injected; provided that, (i) in any such disclosure other than litigation involving this Agreement, the person or party to whom such disclosure is made agrees to be bound by this confidentiality provision and (ii) the Party making such disclosure shall be responsible for the compliance of persons to whom such disclosure is made.

11.20	Maintenance

Each Party acknowledges that the other Party’s facilities may require periodic planned maintenance shutdowns. A Party anticipating planned maintenance shall give at least sixty 60 days prior written notice to the other Party. During periods of planned maintenance for which notice has been properly given, the Parties shall be relieved of all volume delivery and take obligations that otherwise would accrue during such periods; provided, however, that each Party shall only be entitled to five (5) Days of such planned maintenance for its facilities in a Contract Year. The DCQ shall be adjusted to reflect volume reductions resulting from such planned maintenance. Subject to the foregoing, each Party shall reasonably cooperate with the other Party to minimize interruptions in volume delivery and take schedules.

11.21	Drug and Alcohol Policy

Each Party agrees that its employees, personnel, and contractors shall not use, be under the influence of, possess, distribute, or sell alcohol beverages, illicit or unprescribed controlled drugs, drug paraphernalia, or impairment causing drugs while performing their respective obligations under this Agreement. Each Party has or will adopt its own policy (including testing policy) to assure a drug and alcohol free workplace. Each Party will not use an employee, personnel or contractor to perform the obligations under this Agreement who either refuses to take, or tests positive in any alcohol or drug test or who refuses to cooperate with any search. Each Party will comply with applicable laws concerning employee alcohol and drug use and assure that its contractors agree to do so.

11.22	Survival

Except as expressly provided otherwise in this Agreement, termination or cancellation of this Agreement, regardless of cause, shall be without prejudice to any rights or remedies that may have accrued to any of the Parties prior to the date thereof. In addition, the provisions of Articles: 11.4 (Limitation of Liability and General Indemnity), 11.16 (Dispute Resolution), 11.2 (Warranties), 5.3 (Auditing),, and any other Article, or Exhibit expressed to survive termination of this Agreement, shall survive the termination of this Agreement.

11.23	Relationship of the Parties

Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, a partnership, unincorporated association or other co-operative entity. The obligations and liabilities of the Parties to this Agreement are several and not joint, nor joint and several.

“SELLER”		“BUYER”
EXXONMOBIL GAS & POWER MARKETING COMPANY		Resolute Aneth, LLC.
(a division of ExxonMobil Corporation)
As Agent for Mobil Producing Texas and New Mexico, Inc.

By:	/s/ Richard Guessant	By:	/s/ James L. Kincaid, Jr.

Name:	Richard Guessant	Name:	James L. Kincaid, Jr.
Title:	Vice President - Americas	Title:	VP

DATED this 20th day of July, 2006		DATED this 14th day of July, 2006

AMENDMENT
To the Carbon Dioxide Sale And Purchase Agreement
Dated July 01, 2006
Between Resolute Aneth, LLC.
And
EXXONMOBIL GAS & POWER MARKETING COMPANY
We hereby amend the agreement to include the following:
11.24	Rights of Exchange.
Buyer may, from time to time, request Seller to exchange volumes of CO2 from a location downstream of McElmo Dome on the Kinder Morgan Cortez pipeline for volumes delivered to Buyer’s McElmo Creek Pipeline. In accordance with the nomination procedures of this agreement, Buyer will nominate volumes to Seller at the downstream location and Seller will nominate like volumes for the same nomination period to Buyer delivered into McElmo Creek pipeline. The amount of this request shall not exceed 25,000 Mcf per day. Exchange volumes shall be delivered on an interruptible basis.

“SELLER”	“BUYER”
EXXONMOBIL GAS & POWER MARKETING COMPANY	Resolute Aneth, LLC.
(a division of ExxonMobil Corporation)
As Agent for Mobil Producing Texas and New Mexico, Inc.

By:	By:	/s/ James L. Kincaid, Jr.

Name:	Name:	James L. Kincaid, Jr.

Title:	Title:	VP

DATED this day of , 2006	DATED this 21 day of July 2006

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